EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended March 31,
	2011	2010

Loss from continuing operations	$(29,627)	$(27,296)

Add (from continuing operations):
Interest on indebtedness	39,966	36,100
Portion of rents representative of the interest factor	495	505

Earnings	$10,834	$9,309

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$39,966	$36,100
Capitalized interest	2,603	3,947
Portion of rents representative of the interest factor	495	505

Fixed charges	43,064	40,552

Add:
Preferred stock dividend	2,368	2,379

Combined fixed charges and preferred stock dividend	$45,432	$42,931

Ratio of earnings to fixed charges	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—
For the three months ended March 31, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $32.2 million and $34.6 million, respectively.
For the three months ended March 31, 2010, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.2 million and $33.6 million, respectively.